Issuer Free Writing Prospectus
(to the Preliminary Prospectus Supplement
dated January 20, 2011)
Filed pursuant to Rule 433
Registration No. 333-160646-01
333-160646
2011-1 EETC Investor Presentation January 20, 2011

Safe Harbor Please note that many of our statements will constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which constitute our expectations or beliefs concerning future events. These matters are subject to a number of factors that could cause actual results to differ from our expectations. These factors include, but are not limited to, domestic and international economic conditions, fuel prices, GDS disputes, general competitive factors including, but not limited to, government regulations and regulatory approvals, uncertainty in domestic or international operations, potential industry consolidation and alliance changes, outbreaks of a disease (such as the H1N1 virus, SARS or Avian Flu) that affects travel behavior, acts of war or terrorism, our ability to access the capital markets and changes in our fleet plans or business strategy, any of which could affect our actual results. Additional information concerning these and other factors is contained in our Securities and Exchange Commission ("SEC") filings, including but not limited to our quarterly reports on Form 10-Q for the quarter ended September 30, 2010 and annual reports on Form 10-K for the year ended December 31, 2009. 1

This investor presentation highlights basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, American, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs at 1-866-471-2526, Deutsche Bank at 1-800-503-4611, or Morgan Stanley at 1-866- 718-1649 (institutional investors). 2

American Airlines 2011-1 EETC American Airlines ("American") is offering $657,032,000 of Pass Through Certificates, Series 2011-1 in two classes: Class A: $503,206,000 Class B: $153,826,000 The Certificates will have the benefit of a security interest in 30 aircraft that are owned and operated by American: Three currently unencumbered B737-800 aircraft, originally delivered to American in 2001 27 aircraft, originally delivered to American from 1999 to 2001, currently encumbered in the 2001-1 and 2001-2 EETCs and certain private mortgages Joint Structuring Agents & Bookrunners are Goldman Sachs, Deutsche Bank and Morgan Stanley 3

Summary of the Offering 4 Class A Class B $503,206,000 $153,826,000 A- / Baa3 BB+ / B1 48.3% 62.4% Fixed, semi-annual, 30/360 day count 6.6 years 5.3 years January 31 and July 31 January 31 and July 31 January 31, 2021 January 31, 2018 0.5 - 10.0 years 0.5 - 7.0 years July 31, 2022 July 31, 2019 Yes Yes 3 semi-annual 3 semi-annual interest payments interest payments Funds raised will be held in escrow with the Depositary Institution and withdrawn from time to time to purchase Equipment Notes as the aircraft are financed Liquidity Provider: A-1 / P-1; Depositary: A-1+ / P-1 Principal Amount Expected Ratings Initial / Max LTV1 Interest Rate Initial Average Life Regular Distribution Dates Final Expected Distribution Date Expected Principal Distribution Window Final Legal Distribution Date Section 1110 Protection Liquidity Facility Depositary Liquidity Provider and Depositary Ratings 1 Initial and Max LTVs are calculated as of January 31, 2012, the first Regular Distribution Date after all aircraft are expected to have been financed

Structural Strengths Classes Offered: Two tranches of amortizing debt are being offered, each benefiting from a separate liquidity facility covering three semi-annual interest payments Waterfall: Interest on the Preferred Pool Balance on the Class B will be paid ahead of Class A principal (consistent with recent precedent EETCs, including all 2010 deals) Buy-Out Rights: Class B Certificateholders have the right to purchase all (but not less than all) of the Class A certificates at par plus accrued and unpaid interest upon certain events during an American Airlines bankruptcy Cross-Default: Provisions are available from date of issuance Cross-Collateralization: Provisions are available from date of issuance Collateral: Pool features significant aircraft types to American's current fleet operations 5

Collateral Summary 1 The lesser of the average and median of Maintenance Adjusted Base Values as appraised by Aircraft Information Services, BK Associates and Morten Beyer & Agnew 2 ETOPS approved aircraft 6

American has obtained Desktop Appraisals from three appraisers: Aircraft Information Services, BK Associates and Morten Beyer & Agnew Appraisals are based on Maintenance Adjusted Base Values Maintenance Adjusted Base Value includes adjustments from the mid-time, mid- life baseline to account for the actual maintenance status of the aircraft Appraisers utilized November 2010 maintenance information provided by American The aggregate aircraft appraised value is $1,059,533,3331 Appraisals indicate an initial collateral cushion of 51.7%2 and 37.6%2 on the Class A and B respectively, which generally increases over time as the debt amortizes and the aircraft depreciate based on the depreciation rate and method assumptions set forth in the Preliminary Prospectus Supplement Appraisals are available in the Preliminary Prospectus Supplement Aircraft Appraisals 1 Appraised value is the lesser of the average and median values of each aircraft as appraised by three appraisers. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value 2 Initial collateral cushion is calculated as of January 31, 2012, the first Regular Distribution Date after all aircraft are expected to have been financed 7

Collateral Pool 1 Source: MBA and Ascend 2 Source: American Airlines (only with respect to the statement about American's operations) Collateral pool is predominantly represented by B777-200ERs and B737-800s (81% by appraised value) The B777-200ER and B737-800 are among the more popular and liquid aircraft models in production1, and are core aircraft types to American's current fleet operations2 Diversification of Narrowbodies and Widebodies 8 737-800 34.6% 757-200 12.7% 767-300ER 6.4% 777-200ER 46.3% Widebodies 52.7% Narrowbodies 47.3% 1999 Vintage 35.6% 2001 Vintage 25.8% 2000 Vintage 38.6% American 2011-1 Collateral Mix Distribution of Appraised Value

Boeing 737-800 Overview Features1: Currently one of the most popular and liquid type of aircraft in existence Expected to be in production for next 10+ years 120+ airline operators including a mix of legacy, charter and low cost carriers Preferred aircraft type for lessors Over 3,400 aircraft have been sold, including 1,400+ on order backlog Only 0.5% of the total fleet is currently in storage, and very few are available for sale or lease Favorable economics for the airline, with nine more seats than the A320 in a high density configuration Importance to American2: The B737-800 has been positioned currently as the primary aircraft to support American's domestic network American is in the process of replacing a portion of its MD-80 fleet with B737-800 aircraft American's Recent Investments2: In process of retrofitting vintage cabins on all 737-800s in this transaction to match new delivery 160 seat cabin; improvements include: New first and coach class seats developed to match the new delivery B737-800 aircraft Modified overhead bin doors to better accommodate carry-on baggage 9 1 Source: The Boeing Company, MBA and Ascend 2 Source: American Airlines

Boeing 757-200 Overview



Features[1]:

- Only aircraft type currently operated by all U.S. legacy carriers[2]
- 757 family has the most seats in the narrowbody market
  - Offers the lowest seat-mile costs in its market class
- Highly versatile aircraft, serving a mix of routes including short-haul and transatlantic routes
- Winglet option improves aircraft economics and allows for increased range and operational efficiency
- Sustained popularity, with no direct substitute in size and range
- Size makes 757-200s an ideal candidate for freighter conversion

Importance to American[3]:

- The B757-200 aircraft complements American's existing narrowbody fleet with a higher capacity aircraft
- American leverages the aircraft to fly certain markets that require the unique performance characteristics and/or range of the B757-200

American's Recent Investments[3]:

- Created the 75L sub-fleet (18 aircraft - 4 out of the 6 757-200s in this transaction) for European missions which includes:
  - New business class seats with motorized angled lie-flat seats and new coach class seats, new lavatories with larger lavatory tanks, and new forward closet/footwell
- Added winglets on all 757-200s in this transaction
- In the process of an avionics upgrade on all 757-200s in this transaction
- In the process of a full cabin retrofit for non 75L aircraft in this transaction
  - Plans include new first and coach class seats, new lavatories, new sidewalls and new forward closets

[1] Source: The Boeing Company, MBA and Ascend
[2] Does not include Hawaiian Airlines and Alaska Airlines
[3] Source: American Airlines

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Boeing 767-300ER Overview Features1: A preferred type for medium-long haul service, particularly in lower capacity markets Currently about 500 aircraft in service The market has started expanding to Russia, Africa and developing Asia One of the most efficient and cost effective medium-widebody aircraft Attractive candidate for freighter conversion which increases the aircraft's useful life and residual value Major fleet replacement utilizing 787s unlikely to gain critical mass for several years Importance to American2: The B767-300ER provides key widebody service for American's midrange, mid-capacity international routes The aircraft is utilized in serving Latin American and Continental European destinations American's Recent Investments2: In the process of winglet installations on all 767-300ERs in this transaction In the process of avionics upgrades on all 767-300ERs in this transaction Completed cabin improvement program in 2007 which included next generation lie-flat at an angle business class seat 11 1 Source: The Boeing Company, MBA and Ascend 2 Source: American Airlines

Boeing 777-200ER Overview Features1: One of the most popular widebody aircraft in service Only one aircraft parked as of October 2010 Boeing's best selling widebody family and second best selling aircraft family from 1988 to present Large global penetration spread over diverse operating base Freighter conversion by Boeing predicted to be launched in 2011 Good candidate because of large cabin volume Market values and lease rates have been hit in the downturn but have stabilized through Q3 in 2010 Importance to American2: American's current Flagship aircraft Used primarily in long haul international markets American's Recent Investments2: Refurbishment of all 777-200ERs in this transaction; completed in September 2008 Next generation lie-flat at an angle business class seat Installed the first class Flagship Suite(r) on 20 out of 47 777-200ER aircraft previously without it, standardizing the first class cabin across the entire fleet 12 1 Source: The Boeing Company, MBA and Ascend 2 Source: American Airlines

Company Information As of December 31, 2010, American Airlines, principal subsidiary of AMR Corporation, provides scheduled jet services to approximately 160 destinations throughout North America, the Caribbean, Latin America, Europe and Asia. Together with its regional affiliates, American Airlines serves more than 250 cities in approximately 50 countries with, on average, 3,400 daily flights. More information about American Airlines, including its most recent financial information, can be found in its filing on the SEC website (www.sec.gov) including but not limited to its quarterly report on Form 10-Q for the quarter ended September 30, 2010 and annual report on Form 10-K for the year ended December 31, 2009. 13